02 JUL 15 AM 12: 41

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02042626

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

SUPPL

Your reference File No. 82-5089

Our reference

Date July 12, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Legal Department

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services AG (Zurich) comments on recent share price development" dated July 12, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

I. Klauer

Irene Klauer

Enclosure

dlw 7/16

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services AG (Zurich) comments on recent share price development

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, July 12, 2002 - Zurich Financial Services said today that it believes the recent decline in its share price was due in part to the market's perception of the financial services sector's exposure to the global weakness in equity markets, but also because of activity linked to exchange of the CHF 602 million SMIC *MILES* (Market Index-Linked Exchangeable Securities) which the company issued earlier this year.

The company notes that as at the closing share price of CHF 210 and the SMIC index level of 7200.9, MILES holders are now in a position, under the terms of the issue, to exchange their MILES for Zurich shares and receive an additional 1% share allocation. Full details of the exchange mechanism can be found in the terms and conditions contained in the MILES prospectus dated 28 January 2002.

If all MILES holders were to exchange their MILES for shares, based on yesterday's closing price for the SMIC index and Zurich shares, the number of shares issuable would be 2.60 million (i.e., 3.1% of total capital). However, pursuant to the terms of the issue, the maximum number of Zurich shares issuable upon exchange of the MILES would be 3 million (i.e., 3.6% of total capital).

As is the case with most insurers, Zurich has equity market exposure in its investment portfolio. However, this exposure has been reduced since yearend 2001. Furthermore, equity market declines have been partially offset by an appreciation in the fixed income portfolio and favourable foreign exchange

ZURICH
FINANCIAL SERVICES

translation effects from the recent weakness in the US Dollar. The Group's solvency position remains strong.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.